DOGWORX HOUSTON INC. Reg CF – Offering Terms

Offering Company: DOGWORX HOUSTON INC

Crowdfunding Platform: Wefunder

Offering Shares: 462,323 Preferred Shares

Offering Price Per Share: $12.20

Special dividends: Calculated at 20% of net income divided by outstanding preferred shares

Special dividends will only apply for the first 48 months

“Early Bird” Offering Price Per share: $8.55

“Early Bird” Offering: Available for investors in the first $1,499,994.90

Shares Rights: Voting with designated proxy

Offering Minimum: $99,992.25

Offering Maximum: $4,999,991.90

Length of Offering Campaign: 6 months with option to extend time period

VALUATION METRICS

FIRST YEAR EBITDA x20 + FINISHED VALUE OF REAL ESTATE (40% DISCOUNT FOR START UP)

(6,979,605 x 20) + 25,107,900 = 164,700,000

$164,700,000 x 60% = 98,820,000

$98,820,000 VALUATION

$98,820,000 / 8,100,000 OUTSTANDING SHARES = $12.20 PER SHARE